FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4.

News Release dated December 2, 2004 (“CSL and RIM Introduce BlackBerry 2790 Wireless Handheld and BlackBerry Enterprise v4.0 in Hong Kong")

News Release dated December 2, 2004 (“Indosat, StarHub and Research In Motion to Bring BlackBerry® to Indonesia for the First Time")

News Release dated December 2, 2004 (“BASE Launches BlackBerry in Belgium")

News Release dated December 2, 2004 (“Hutchinson Telecom Introduces the New BlackBerry 7290 and BlackBerry Enterprise Server v4.0 for Corporate Users")

Page No 4 4 3 3

Document 1

FOR IMMEDIATE RELEASE

December 2, 2004

CSL and RIM Introduce BlackBerry 7290 Wireless Handheld and BlackBerry Enterprise Server v4.0 in Hong Kong

Sophisticated server software to offer Chinese support with enhanced wireless experience and IT management features

Hong Kong and Waterloo, Canada — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and CSL today introduced the BlackBerry 7290 Wireless Handheld™ and BlackBerry Enterprise Server™ v4.0 for Microsoft® Exchange and IBM Lotus® Domino™ in Hong Kong. BlackBerry Enterprise Server v4.0 will enable the delivery of Chinese character sets for text based applications such as email, text messages and PIM (Personal Information Management) to corporate customers for the first time.*

“At CSL, we are committed to delivering leading-edge, customer-focused solutions that meet the needs of our business and consumer market segments. The combination of our extensive international roaming services with the BlackBerry always-on connection to email, PIM, web browsing, phone and data applications make BlackBerry a popular solution among our customers. With the launch of the BlackBerry 7290 and Chinese-enabled BlackBerry Enterprise Server v4.0, we will provide our customers in all market segments a comprehensive BlackBerry solution to boost productivity and enhance their wireless experiences,” said Mike Robey, Chief Operating Officer at CSL.

Available at CSL’s mobile brands 1O1O and One2Free for individuals, small businesses and corporate customers in mid December, the Java™-based BlackBerry 7290™ builds upon the popular BlackBerry experience with new features including a quad-band phone, Bluetooth® support, a brighter color screen and enhanced memory.

Designed for people who want to stay connected while traveling internationally, the BlackBerry 7290 operates on GSM/GPRS networks (850/900/1800/1900 MHz frequencies) and combines phone, email, text messaging, PIM, Internet browsing and corporate data access applications in a single handheld.

  New and enhanced features for the BlackBerry 7290 include:
  Quad-band support for GSM/GPRS networks (850/900/1800/1900 MHz frequencies), enabling international roaming**
  Bluetooth support for headsets and car kits
  A brighter high-resolution color screen - making it easier to check information anytime, anywhere
  An updated QWERTY keyboard style with highlighted number keys for easy dialing and typing
  Increased memory to 32 MB flash memory and 4 MB SRAM to provide ample storage capabilities for messages, calendar appointments and applications

The BlackBerry 7290 also embraces the powerful features of the BlackBerry 7200™ Series, including a compact and ergonomic handheld design, high-resolution color screen that supports over 65,000 colors, easy-to-use QWERTY keyboard, thumb-operated navigation trackwheel, excellent battery performance, plus integrated support for corporate and personal email, phone, text messaging, PIM, Internet and intranet applications.

In addition to the launch of BlackBerry 7290, RIM and CSL today introduced BlackBerry Enterprise Server v.4.0. BlackBerry Enterprise Server v4.0 will enable the delivery of traditional and simplified Chinese character sets. Customers will be able to compose and read Chinese emails, browse Chinese websites and input Chinese text for all PIM applications via their BlackBerry handheld.*

BlackBerry Enterprise Server v4.0 also offers cradle-free wireless synchronization for emails and all PIM applications and add the capability to view picture attachments. With enhanced security, manageability and extensibility features, the BlackBerry® wireless platform with the latest server software provides increased mobility, productivity and return on investment potential.

“We are dedicated to continually enhancing the BlackBerry platform to meet the wireless needs of individual users while respecting the management and security requirements of IT professionals. We are very pleased to work with CSL to introduce BlackBerry Enterprise Server v4.0 and the BlackBerry 7290 to customers in Hong Kong,” said Don Morrison, COO at Research In Motion.

Special Features of BlackBerry Enterprise Server v4.0

Chinese Character Sets — The new BlackBerry Enterprise Server v4.0 will enable the delivery of Chinese character sets so corporate customers will be able to read and type Traditional Chinese (with Jyutping and CangJie) and Simplified Chinese (with Pinyin, CangJie and WuBiHua) for email and SMS messages, Web sites and PIM applications including address book, calendar, memo and task list.*

Simplified Deployment — BlackBerry Enterprise Server v4.0 enables users to quickly connect their handheld to BlackBerry Enterprise Server with cradle-less wireless provisioning, making it easier for IT departments to deploy BlackBerry throughout their company.

Enhanced Handheld Asset Control — IT departments with BlackBerry Enterprise Server v4.0 are provided with additional statistics regarding handhelds that are deployed for enhanced administration and asset tracking. IT departments are now able to remotely control which applications can be installed on handhelds.

Additional Wireless Security Capabilities — BlackBerry sets the standard for secure wireless data access with support for Triple DES (Data Encryption Standard) and S/MIME (Secure Multipurpose Internet Mail Extensions) and FIPS 140 (Federal Information Processing Standards) government certification. With BlackBerry Enterprise Server v4.0, additional security features are offered though full support of AES (Advanced Encryption Standard) and content protection on the handheld with local data encryption.

Enhanced Wireless Experience — BlackBerry continues to add functionality to enhance the end-user experience. BlackBerry Enterprise Server v4.0 provides customers with an enhanced data experience through improved attachment handling capabilities, an enriched browser for wireless access to Internet and intranet applications and complete cradle-free wireless synchronization of all email and organizer applications. BlackBerry Handheld Software v4.0 also includes enhanced phone features, such as an improved user interface and speed dial.

Simplified Application Development — BlackBerry Enterprise Server v4.0 provides an enhanced browser and Java development tools that enables developers to easily create and deploy applications for BlackBerry. The Mobile Data Service feature of BlackBerry Enterprise Server is uniquely designed to provide ISVs and in-house corporate developers with an environment that supports corporate data access and interaction capabilities beyond email. With BlackBerry Mobile Data Service, customers can leverage their existing, approved BlackBerry architecture and security model to deploy reliable, secure, end-to-end applications without any additional infrastructure to learn or support.

  Additional Enhancements -
  Ability to download a variety of image formats (jpeg, gif, bmp, tiff and png) and store them on the handheld
  Image manipulation controls (pan, zoom and rotate)
  Ability to search the address book, calendar, memo pad, tasks and messages applications simultaneously
  Support for additional fields and categories within the address book, memo pad and task applications
  Cradle-free wireless sent items synchronization between a user's BlackBerry handheld and desktop PC
  Ability to tentatively accept calendar appointments on the BlackBerry handheld with or without comments and be notified of meeting conflicts

With BlackBerry operating on CSL’s voice and data network, customers can enjoy reliable mobile communications with extensive GPRS roaming coverage in over 100 destinations worldwide including mainland China, Singapore, the US, the UK, Canada, Australia and more**. Also, customers are served by CSL’s dedicated 24-hour international toll free hotline and a team of BlackBerry certified sales and technical experts who are ready to answer any questions that may arise.

Please visit www.hkcsl.com for further details on BlackBerry 7290 and BlackBerry Enterprise Server v4.0.

About Hong Kong CSL Limited (CSL)

CSL is a pioneer in the mobile communications market in Hong Kong. The Company launched its mobile services in 1983, and today operates a world-class GSM/Dual Band network through its mobile brands: 1O1O and One2Free. Pioneer to introduce HSCSD, GPRS, EDGE and MMS, the Company is also committed to deploying cutting-edge technologies and building a world-class 3G infrastructure after being awarded a 3G Mobile Service Licence in Hong Kong in 2001. CSL is 100% owned by Telstra. For more information about CSL, please visit www.hkcsl.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Vivian Shek
CSL
(852) 2883 5029
Vivian.yl.shek@hkcsl.com

Katie Lee
Research In Motion, Asia Pacific
+ 852 6277 6841
kalee@rim.com

Marisa Conway
Brodeur Worldwide for RIM
+ 1 212 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

* Requires BlackBerry handheld software v4.0

** Check with CSL for GSM/GPRS roaming services

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

FOR IMMEDIATE RELEASE

December 2, 2004

Indosat, StarHub and Research In Motion to Bring BlackBerry® to Indonesia for the First Time

BlackBerry Provides Integrated Wireless Access to Email, Data and Phone Applications

Singapore, Jakarta, Indonesia and Waterloo, Canada – Indosat (JSX: ISAT; NYSE: IIT), StarHub (SGX: StarHub) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to bring the BlackBerry® wireless solution to Indonesia for the first time.

“BlackBerry is already the ‘must-have’ business tool for CEOs, executives, managers, employees and celebrities around the globe,” said Indosat Cellular Marketing Director, Hasnul Suhaimi. “Customers in Indonesia have already indicated a high demand for BlackBerry. And now with our relationship with StarHub and RIM, we will be able to offer BlackBerry with Indosat’s comprehensive national network and roaming capability*.”

“BlackBerry provides mobile professionals with the best combined wireless email and phone experience, which has fuelled its adoption with companies and government organizations around the world,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “BlackBerry also provides a secure, robust and extensible platform built on open standards for a wide range of wireless enterprise applications. We are very pleased to work with Indosat to offer BlackBerry to customers in Indonesia.”

“StarHub was the first to commercially launch BlackBerry in Singapore to corporate customers in May last year. We are pleased that by leveraging StarHub’s success in its delivery of BlackBerry to corporate users in Singapore, Indosat is able to accelerate the availability of BlackBerry in Indonesia,” said Chan Kin Hung, Head of Mobile Services, StarHub.

Added Hasnul, “Based on StarHub’s experience with BlackBerry, we expect BlackBerry will be very popular with Indonesian companies and individuals, and will provide them with substantial productivity gains.”

BlackBerry is the industry-leading wireless platform that keeps mobile professionals connected to information and people while on the go. With integrated hardware, software and service, BlackBerry provides push-based, always-on, wireless access to a range of applications including email, phone, corporate data, Internet, text messaging and PIM.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ (Novell GroupWise support is expected to be available later this year) to enable secure, push-based, wireless access to email and calendar. For individuals and smaller businesses, BlackBerry Internet Service™ allows push-based access to multiple existing corporate and/or personal email accounts (including Microsoft® Exchange, IBM Lotus® Domino™ and many popular ISP email accounts).

-more-

PT TeleChoice Indonesia, a subsidiary of TeleChoice International Limited (“TeleChoice”) (SGX: TCIN), a leading regional provider of telecommunications equipment and solutions, will be the distribution partner supporting Indosat’s fulfillment of BlackBerry in Indonesia.

The BlackBerry wireless solution is expected to be available from Indosat before the end of this year.

StarHub and TeleChoice shares are listed on the MainBoard of the Singapore Exchange Securities Trading Ltd (SGX-ST). Indosat shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX: ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: IIT).

About Indosat

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication (including fixed wireless access services) and multimedia, data communication & internet (MIDI). After merging with its 2 subsidiaries, Indosat is well-positioned to be the telecommunication service provider with the comprehensive range of products offering in Indonesia.

Indosat is the second largest cellular operator in Indonesia and the primary provider of international telecommunications services. In 2004 Indosat plans to launch its domestic long distance (DLD) services.

For further information, please visit Indosat website www.indosat.com.

About StarHub

StarHub is a Singapore-based info-communications company providing a full range of information, communications and entertainment services over fixed, mobile and Internet platforms. It operates its own nation-wide broadband network that delivers multi-channel cable TV, data, voice and Internet access. StarHub added Digital Cable to its cable TV offering in May 2004 and will have its cellular 3G network ready by end 2004. StarHub was listed on SGX-ST in October 2004.

_________________

Driven by a passion for listening and providing what customers want, StarHub endeavours to bring affordable and premium quality services with innovative and useful features to all its customers. StarHub raises the level of competition in Singapore, challenging others as well as challenging itself, to constantly introduce new world-class services at competitive prices. This unwavering commitment will further strengthen Singapore’s position as a leading info-communication hub in the region. Visit StarHub at www.starhub.com for your communication needs.

About TeleChoice

Listed on the MainBoard of SGX-ST on 25 June 2004, TeleChoice is a leading regional provider of mobile telecommunications equipment and solutions. TeleChoice offers a comprehensive suite of equipment and solutions for various segments of the telecommunications industry, which include mobile network equipment providers and mobile network operators, enterprises and retail customers requiring mobile handsets and accessories. In addition, it also offers telecommunication services such as international long distance call services and mobile network and engineering services and solutions.

-more-

Headquartered in Singapore, TeleChoice has operations in the Asia-Pacific region, including Indonesia, Australia and Malaysia and has established a presence in Thailand and the Philippines. In recognition of its achievement for continuous and sustained corporate growth, TeleChoice was ranked amongst the Fastest Growing 50 in 2004. The Fastest Growing 50 award is an accolade reserved for Singapore companies with the highest 3-year compounded annual growth rates.

TeleChoice’s major customers and principals include StarHub Ltd, and Mitsubishi, Motorola, Nokia, Samsung and Sony Ericsson respectively. For more information, visit www.telechoice.com.sg.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com .

Media Contacts:
Andir Tambunan
VP. Public Relations, PT. INDOSAT TBK
(62-21) 3869625
publicrelations@indosat.com

Katie Lee
Research In Motion, Asia Pacific
(852) 6277 6841
kalee@rim.com

Cassie Fong
StarHub
(65) 6825 5165
cassie@starhub.com

Kristin Lee,
TeleChoice
(65) 68494029
kristin.lee@telechoice.com.sg

Marisa Conway
Brodeur Worldwide for RIM
+ 1 212 771-3639
mconway@brodeur.com

Investor Contact:
Research In Motion Investor Relations
1 (519) 888-7465
investor_relations@rim.com

*Check with Indosat for GSM/GPRS roaming arrangements.

This document contains certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat’s future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

December 2, 2004

FOR IMMEDIATE RELEASE

BASE Launches BlackBerry in Belgium

Waterloo, Ontario and Brussels, Belgium — BASE, Belgium’s third mobile operator, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) announced today that the BlackBerry Enterprise Solution™ is available to BASE’s corporate customers in Belgium.

BlackBerry® is a wireless communications solution designed to help customers enhance their productivity and efficiency by being able to manage e-mail, information and communications whenever and wherever they want.

BlackBerry operates in Belgium on BASE’s GSM/GPRS network.*

BASE is introducing the BlackBerry Enterprise Solution for corporate use and, in early 2005, BlackBerry Internet Service™ for smaller firms and individual users:

  The BlackBerry Enterprise Solution is ideal for companies looking to offer their staff a secure, efficient solution for the mobile management of email, calendar and other corporate information. The enterprise solution requires a corporate IT infrastructure and the installation of BlackBerry Enterprise Server™ software. A Small Business Edition of BlackBerry Enterprise Server is also available for five to fifteen users.
  For individuals and smaller businesses, BlackBerry Internet Service allows users to access up to ten corporate and/or personal email accounts (including many popular ISP email accounts) from a single device.

BlackBerry from BASE — the BlackBerry Enterprise Solution

BlackBerry from BASE provides corporate users with secure, push-based access to email, calendar and other corporate applications on an advanced wireless handheld that also features an integrated phone, text messaging, browser and personal information management capability.

Emails delivered to the user’s email account are copied, compressed and encrypted and automatically forwarded to the user’s BlackBerry handheld. The user can read, reply, file, forward and delete messages from the handheld and all email functions are synchronized wirelessly with the user’s email account. File attachments in Word, Excel, PowerPoint or PDF format can be viewed and forwarded.

BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™ (Novell GroupWise™ support is expected to be available later this year).

The BlackBerry Enterprise Server Small Business Edition supports five to fifteen users. The introduction of the Small Business Edition by BASE is in line with BASE’s targeted approach towards SoHo or small SMEs (ref. BASE-pro).

— more —

BlackBerry Wireless Handhelds™

BASE offers a choice of three BlackBerry handhelds, the BlackBerry 7230™, the BlackBerry 7730™, and, in December 2004, the BlackBerry 7290™. Each handheld combines the capabilities of phone and wireless data communications in one compact device. The features of the BlackBerry handhelds include a high resolution color screen, an integrated ‘qwerty’ or ‘azerty’ keyboard and a trackwheel on the side of the device for easy navigation and use. The BlackBerry 7230 and BlackBerry 7730 handhelds are tri-band (900/1800/1900 MHz), and the BlackBerry 7290 is quad-band (800/900/1800/1900 MHz) so that users can make phone calls practically anywhere in the world. The screen of the BlackBerry 7730 is larger to allow for enhanced data viewing capabilities while the BlackBerry 7230 and BlackBerry 7290 are more compact handhelds. The BlackBerry 7290 introduces a number of enhanced features to the BlackBerry 7200 Series, including Bluetooth® support, 32 MB memory and an enhanced backlight.

_________________

About BASE

BASE n.v./s.a. is a wholly-owned subsidiary of KPN Mobile N.V., the mobile division of Koninklijke KPN N.V. KPN provides mobile voice and data services in Germany (E-Plus), Belgium (BASE) and Netherlands (KPN and Hi). At the end of Q3 2004, BASE had 1,517,000 customers, with a market share of more than 17%. BASE is the fastest growing gsm operator in Belgium. The company, which has its headquarters in Brussels, targets specific market sectors with tailor-made services.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
BASE
BASE, Bart Vandesompele
T: + 32 2 728 41 38
GSM: + 32 485 200 201
E-mail: bart.vandesompele@base.be

Research In Motion
Media Contact: North America
Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Media Contact: Europe
Tilly Quanjer
Senior Communications Manager, RIM
+ 44 1784 223987
tquanjer@rim.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

*Check with BASE for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 4

FOR IMMEDIATE RELEASE

December 2, 2004

Hutchison Telecom Introduces the New BlackBerry 7290 andBlackBerry
Enterprise Server v4.0 for Corporate Users

BlackBerry 7290 Wireless Handheld Features Quad-Band and Bluetooth Support, Brighter Screen and IncreasedMemory

Hong Kong and Waterloo, Canada– Hutchison Telecommunications (Hong Kong) Limited (“Hutchison Telecom”) today announced that the new BlackBerry Enterprise Server™ v4.0 for Microsoft® Exchange and IBM Lotus® Domino™ is now available for corporate users in Hong Kong. The new software version enables the delivery of Chinese characters and offers an exceptional wireless user experience with over-the-air synchronization of email and PIM applications. BlackBerry Enterprise Server v4.0 provides organizations with enhanced security, simplified deployment, exceptional manageability and expanded support for corporate data applications. Also introduced today, the BlackBerry 7290 Wireless Handheld™, which is expected to be available in December, features quad-band and Bluetooth® support, a brighter screen and increased memory. With the BlackBerry 7290™, users will be able to enjoy a superior wireless experience while staying connected around the world.

Mrs. Agnes Nardi, Managing Director of Hutchison Telecom said, “We are delighted to introduce the new BlackBerry Enterprise Server v4.0 which supports Chinese input and display. With closer social ties between Hong Kong and the mainland, there is a growing demand for a wireless solution that supports Chinese email messages and input method, and this new software version is well suited to the needs of those corporations engaged in China trade. It also brings convenience to both the corporations and its users with the completely cradle-less feature as IT departments can easily maintain centralized control. Together with the new BlackBerry 7290 Wireless Handheld, BlackBerry becomes an indispensable wireless solution to corporations and frequent travelers.”

The new BlackBerry Enterprise Server v.4.0 enables the delivery of Chinese character sets. Combined with the latest software for BlackBerry® handhelds, it enables corporate users to read and compose traditional and simplified Chinese email messages including support for the highly popular Cangjie and Pinyin character sets*. Its complete cradle-less wireless synchronization feature allows users to quickly connect their handhelds to BlackBerry Enterprise Server and manage all email and organizer applications wirelessly, including the ability to remotely control email filters and out-of-office replies from the handheld. In addition, IT departments can easily deploy, maintain and control BlackBerry.

BlackBerry sets the standard for secure wireless data access with support for Triple DES (Data Encryption Standard). With BlackBerry Enterprise Server v4.0, additional security features are offered though full support of AES (Advanced Encryption Standard) and content protection on the handheld with local data encryption.

-more-

BlackBerry continues to add functionality to enhance the end-user experience. BlackBerry Enterprise Server v4.0 provides customers with an enhanced data experience through improved attachment handling capabilities (including the ability to view images, footnotes and track changes) and an enriched browser for wireless access to Internet and intranet applications. BlackBerry Handheld Software v.4.0 also includes enhanced phone features, such as improved user interface and an A to Z speed dial.

The Java-based BlackBerry 7290 delivers an exceptional voice experience with quad-band support, operating on GSM/GPRS 850/900/1800/1900 MHz frequencies. Users are able to enjoy access to email, corporate data and voice services while roaming in many countries and destinations around the world**. The handheld also features Bluetooth support for wireless headsets and car kits, 32MB flash memory, a brighter LED backlight, as well as an updated QWERTY keyboard style with highlighted number keys for easy dialing and typing. The high-resolution screen displays crisp images with support for more than 65,000 colors. It also features cradle-free wireless email synchronization, integrated attachment viewing (including support for Word, Excel, PowerPoint, WordPerfect, PDF and ASCII) and remote address look up in addition to secure, push-based wireless connectivity for corporate users.

BlackBerry Enterprise Server v4.0 is now available in Hong Kong. The BlackBerry 7290 Wireless Handheld is expected to be available from December 10, 2004.

* Requires BlackBerry Handheld Software v4.0 ** Check with Hutchison for GSM/GPRS roaming services

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contacts:
Katie Lee

RIM, Asia Pacific
+ 852 6277 6841
kalee@rim.com

Marisa Conway
Brodeur Worldwide for RIM
+ 1 212 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 519 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 2, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller